May 9, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2007
Filed August 2, 2007
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated May 1, 2008, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the fiscal year ended March 31, 2007 (the “2007 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.	We note your response to our comment no. 2 where you indicate that beginning April 1, 2007, you determined that the online services are significant deliverables in the overall product offerings and you have established VSOE of fair value for the online services based on the monthly fixed fees you have charged for the online services of certain console games. You also indicate that beginning in fiscal year 2008 you will allocate the total price of packaged game products with online capability to the online service elements based on VSOE and recognize such revenue on a straight-line basis over the estimated period during which the online services are performed. Based on your response, please address the following:

•

Tell us whether the fixed monthly fee includes online services for all of your games (with online capability) that a customer owns or whether the fixed monthly fee is charged on a per game basis. If the fee is charged per game, tell us if the monthly pricing is the same for each game or if it varies by game.

•

Clarify how you are able to establish VSOE of fair value for your online services based on a monthly fee. In this regard, clarify how you determine the amount to defer for the online service element for each game sale and provide us with an example of your calculation.

•

Tell us how you determined that you have a sufficient history of separate sales in order to establish VSOE of fair value for the games with online capability as it appears that you have not previously charged a separate fee for the online hosting services. Please refer to paragraph 10 of SOP97-2.

Response;

While we believe that our practice of charging separate fees for online services for certain of our games establishes VSOE for those games, we further considered whether we are able to establish VSOE of fair value for our other online services based on the fixed monthly fee we have charged for the online service of certain packaged games. As a result, we have not been able to determine that we have sufficient evidence to support establishing VSOE of fair value for the online service element for our current generation of games with online capability for which we do not charge a separate fee.

Therefore, we have concluded that revenue of the package games with online capability should not be allocated among the console game and online service, and the entire revenue of package games should be recognized on a straight-line basis over the estimated period in which the online services are performed, beginning with the release of the current generation of package games during the fiscal year ended March 2008.

2.	You also indicate that the online service element will be recognized over the estimated period during which the online services are performed. Please provide the estimated period you intend on using; tell us how you determined this timeline and tell us whether such timeline varies by game.

Response;

We analyzed historical online usage by each package game with the online capability and by game platform. Accordingly, we have determined that the timeline is estimated to be about six months, and such timeline does not vary considerably by package game. Therefore, we will recognize all revenue from our package games with the online capability on a straight-line basis over six months after the month of sale.

We will continue to monitor the online usage in the future and revise the estimated period accordingly.

3.	We also note in your response that a version of the Metal Gear Solid 4 game will be available in fiscal year 2009 that will allow customers to play the game only online and that you plan to account for the online service element of this game as a separate element similar to other games sold during the fiscal year 2008. Clarify whether the purchase of the online version of Metal Gear Solid 4 will include only the ability to play against others online or whether the online version includes all of the features and functionality (i.e. campaign mode and online functionality) of a game disk purchased from a distributor. If the online version includes only the ability to play against others online, tell us your expected price of this version and whether the price charged for this version is representative of VSOE of the online element related to a game disk purchased from a distributor.

Response;

The purchase of the online version of Metal Gear Solid 4, “Metal Gear Online”, will include the ability to play against others online on the specified maps and communication features, and will not include a campaign mode. We are still considering the price of the online version, and also how we will account for the package game revenue of Metal Gear Solid 4, including whether the price is representative of VSOE of the online element related to a game disk purchased from a distributor. In the interim, we will continue to defer all of the revenue from the sale of our Metal Gear Solid series of games with online capability over the estimated service life.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi [fax: 03-5412-3311] or Junichi Motobayashi [fax: 03-5412-3315, e-mail address: mj.01434@konami.com].

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation